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                                                              Exhibit (a)(1)(DD)

               IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE

                          IN AND FOR NEW CASTLE COUNTY

--------------------------------------
OMNICARE, INC.,                       )
                                      )
        Plaintiff,                    )
                                      )
                                      )      C.A. No. 19800
v.                                    )
NCS HEALTHCARE, INC., JON H.          )
OUTCALT, KEVIN B. SHAW, BOAKE A.      )
SELLS, RICHARD L. OSBORNE, GENESIS    )
HEALTH VENTURES, INC., and GENEVA     )
SUB, INC.,                            )
            Defendants.               )
--------------------------------------)
                                      )
IN RE NCS HEALTHCARE, INC.,           )      Consolidated
SHAREHOLDERS LITIGATION               )      C.A. No. 19786
--------------------------------------

                  ANSWERING BRIEF OF DEFENDANTS GENESIS HEALTH
              VENTURES, INC. AND GENEVA SUB, INC. IN OPPOSITION TO
          PLAINTIFF OMNICARE, INC.'S AND THE CLASS PLAINTIFFS' MOTIONS
              FOR SUMMARY JUDGMENT ON COUNT I OF THEIR COMPLAINTS

                                       YOUNG CONAWAY STARGATT
                                          & TAYLOR LLP

                                       David C. McBride
                                       Bruce L. Silverstein
OF COUNSEL:                            Christian Douglas Wright
Paul Vizcarrondo, Jr.                  Adam W. Poff
Theodore N. Mirvis                     The Brandywine Building
John F. Lynch                          1000 West Street, 17th Floor
Lauryn P. Gouldin                      P.O. Box 391
WACHTELL, LIPTON, ROSEN & KATZ         Wilmington, DE 19899-0391
51 West 52nd Street                    (302) 571-6600
New York, NY 10019                     Attorneys for Defendants Genesis Health
(212) 403-1000                         Ventures, Inc. and Geneva Sub, Inc.

DATED: October 17, 2002

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                               TABLE OF CONTENTS



                                                                                      Page
                                                                                      -----
        NATURE AND STAGE OF PROCEEDINGS................................................1

        STATEMENT OF FACTS.............................................................l

                A. NCS Charter 'SS'7...................................................1

                    1. Background context..............................................1

                    2. Structure and language of 'SS'7.................................3

                B.  Negotiation and execution of the Merger Agreement and the
                    Voting Agreements..................................................5

                C.  The Voting Agreements..............................................9

        ARGUMENT............................................................... ......12

                I.  INTRODUCTION .....................................................12

               II.  APPLICABLE STANDARDS OF INTERPRETATION............................13

              III.  THE VOTING AGREEMENTS DO NOT CONSTITUTE A
                    "TRANSFER" PROHIBITED BY 'SS'7(a) OF THE NCS
                    CHARTER...........................................................15

                    A. Under the plain language of 'SS'7(a), the Voting Agreements do not constitute a "transfer" of any kind.....................15

                    B. 'SS'7(c)(5) expressly provides that the giving of a proxy is not "the transfer of an interest" in the Class B shares........17

                    C. Neither NCS nor the Class B stockholders understood or
                       intended the Charter to prohibit the Voting Agreements.........21

                    D. The overall structure of 'SS'7 of the NCS Charter, considered within the framework of 8 Del. C. 'SS'202, further
                       demonstrates the meritlessness of Omnicare's position..........25

                    E. Omnicare's arguments are unpersuasive, and incorrect...........31

                       1. Omnicare's mischaracterization of the Voting
                          Agreements..................................................31

                       2. Omnicare's assertion that Outcalt and Shaw
                          received "substantial additional consideration".............33
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                      3.  Omnicare's reliance on the definition of "beneficial
                          ownership" .................................................35

               IV.    THE VOTING AGREEMENTS DO NOT CONSTITUTE A
                      "TRANSFER OF SHARES OF CLASS B COMMON STOCK"
                      UNDER THE CONVERSION PROVISION OF 'SS'7(d) OF THE
                      NCS CHARTER.....................................................36

                V.    OMNICARE AND THE CLASS PLAINTIFFS ARE NOT
                      ENTITLED TO A SUMMARY, FINAL JUDGMENT ON
                      COUNT I OF THEIR AMENDED COMPLAINTS.............................38

CONCLUSION.................................................................. .........40

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                                      -ii-







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                              TABLE OF AUTHORITIES


Cases                                                                         Page
-----                                                                         -----
Arden Farms v. State,
  N.Y. App. Div., 60 N.Y.S.2d 47 (1946),
  aff'd, N.Y., 71 N.E.2d 469 (1947) .......................................        17

Bell Atlantic Meridian Sys., v. Octel Communications Corp.,
  Del. Ch., C.A. No. 14348, 1995 Del. Ch. LEXIS 156,
  Allen, C. (Nov. 28, 1995) ...............................................        22

Brady v. Mexican Gulf Sulphur Co.,
  Del. Ch., 88 A.2d 300 (1952) ............................................        17

Clark v. Kelly,
  Del. Ch., C.A. No. 16780, 1999 Del. Ch. LEXIS 148,
  Jacobs, V.C. (June 24, 1999) ............................................        15

Concept Communications, Inc. v. Gold 'N M Television, Inc.,
  Del. Ch., C.A. No. 12816, 1993 Del. Ch. LEXIS 70,
  Allen, C. (Apr. 28, 1993) ...............................................        14

Continental Ins. Co. v. Rutledge & Co.,
  Del. Ch., C.A. No. 15539,
  2000 Del. Ch. LEXIS 40, Chandler, C. (Feb. 15, 2000) ....................        38

Edelman v. Phillips Petroleum Co.,
  Del. Ch., C.A. No. 7899, 1985 Del. Ch. LEXIS 459,
  Walsh, V.C. (Feb. 12, 1985) .............................................        30

Elliott Assocs., L.P. v. Avatex Corp.,
  Del. Supr., 715 A.2d 843 (1998) .........................................    13, 26

Garrett v. Brown,
  Del. Ch., Consol. C.A. Nos. 8423, 8427, 1986 Del. Ch. LEXIS 516,
  Berger, V.C. (June 13, 1986), aff'd, Del. Supr., 511 A.2d 1244 (1986) ...14, 16, 17

Greene v. E.H. Rollins & Sons, Inc.,
  Del. Ch., 2 A.2d 249 (1938)  ............................................        26

In re Chilson,
  Del. Ch., 168 A. 82 (1933) ..............................................        17

In re Explorer Pipeline Co.,
  Del. Ch., 781 A.2d 705 (2001 ............................................        22

Joseph E. Seagram & Sons, Inc. v. Cononco, Inc.,
  519 F. Supp. 506 (D. Del. 1981) .........................................    26, 30

                                     -iii-







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
Kaiser Aluminum Corp. v. Matheson,
  Del. Supr., 681 A.2d 392 (1996) .........................................    14, 26

Lacos Land Co. v. Arden Group, Inc.,
  Del. Ch., 517 A.2d 271 (1986) ...........................................        37

Lawson v. Household Finance Corp,
  Del. Supr., 152 A. 723 (1930) ...........................................        26

McKeague v. United States,
  Cl. Ct., 12 Cl. Ct. 671 (1987),
  aff'd, 2d Cir., 852 F.2d 1294 (1988) ....................................        17

Mitchell Assocs., Inc. v. Mitchell,
  Del. Ch., C.A. No. 6064, 1980 Del. Ch. LEXIS 562,
  Hartnett, V.C. (Dec. 5, 1980) ...........................................        15

Modern Telecomm., Inc. v. Modern Talking Picture Serv.,
  Del. Ch., C.A. No. 8688, 1987 Del. Ch. LEXIS 438,
  Jacobs, V.C. (May 27, 1987) .............................................        39

Moran v. Household International, Inc.,
  Del. Supr., 500 A.2d 1346 (1985) ........................................        31

Providence & Worcester Co. v. Baker,
  Del. Supr., 378 A.2d 121 (1977) .........................................        31

Rainbow Navigation, Inc. v. Yonge,
  Del. Ch., C.A. No. 9432, 1989 Del. Ch. LEXIS 41,
  Allen, C. (Apr. 24, 1989) ...............................................        29

Rohe v. Reliance Training Network, Inc.,
  Del. Ch., C.A. 17992, 2000 Del. Ch. LEXIS 108,
  Strine, V.C. (July 21, 2000) ............................................        29

Shields v. Shields,
  Del. Ch., 498 A.2d 161 (1985) ...........................................        15

SI Mgm't L.P. v. Wininger,
  Del. Supr., 707 A.2d 37 (1998) ..........................................        14

Standard Scale and Supply Corp. v. Chappel,
  Del. Ch., 141 A. 191 (1928) .............................................        26

Star Cellular Telephone Co., Inc. v. Baton Rouge CGSA, Inc.,
  Del. Ch., C.A. No. 12507, 1993 Del. Ch. LEXIS 158,
  Jacobs, V.C. (July 30, 1993), aff'd, Del. Supr.,
  1994 Del. LEXIS 190 (June 9, 1994) ......................................        15


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
Stroud v. Grace,
  Del. Supr., 606 A.2d 75 (1992) ..........................................        38

Sundlun v. Executive Jet Aviation Inc.,
  Del. Ch., 273 A.2d 282 (1970) ...........................................        32

Superintendent of Insurance v. Bankers Life and Casualty Co.,
  404 U.S. 6 (1971) .......................................................        20

Tracey v. Franklin,
  Del. Ch., 61 A.2d 780 (1948),
  aff'd, Del. Supr., 67 A.2d 56 (1949) ....................................        26

Waggoner v. Laster,
  Del. Supr., 581 A.2d 1127 (1990) ........................................        26

Warner Communications Inc. v. Chris-Craft Indus., Inc.,
  Del. Ch., 583 A.2d 962,
  aff'd, Del. Supr., 567 A.2d 419 (1989) ..................................        26

Williams Natural Gas Co. v. Amoco Prod. Co.,
  Del. Ch., C.A. No. 7946, 1994 Del. Ch. LEXIS 123,
  Jacobs, V.C. (July 19, 1994) ............................................     38-39

Zoren v. Genesis Energy, L.P.,
  195 F. Supp. 2d 598 (D. Del. 2002) ......................................        20

Statutes and Other Citations
----------------------------
8 Del. C. 'SS'159 ........................................................         27

8 Del. C. 'SS'202 ........................................................     passim

8 Del. C. 'SS'212 ........................................................  2, 28, 35

8 Del. C. 'SS'217 ........................................................     27, 28

8 Del. C. 'SS'218 ........................................................      2, 28

Louis Loss & Joel Seligman, Securities Regulation 'SS'9-B-7,
  at 3680-3726 (3d ed. 2001) ..............................................        20

Rodman Ward, Jr., et al., Folk on the Delaware General Corporation
  Law 'SS'202.5 at GCL-VI-21 .............................................         37

Securities Exchange Act of 1934, 15 U.S.C. 'SS'78n ('SS'14) ..............     18, 20

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                                      -v-









                        NATURE AND STAGE OF PROCEEDINGS

         On August 1, 2002, Omnicare filed its initial complaint in this action. That complaint did not allege that the voting agreements that each of Messrs. Outcalt and Shaw entered into with Genesis and NCS constituted a "transfer" of an "interest" from Outcalt and Shaw to Genesis in their shares of NCS Class B common stock in contravention of the transfer restrictions in the NCS charter.* On August 12, Omnicare filed its First Amended Complaint that for the first time alleged such a contention as its Count I. On September 30, 2002, Omnicare moved for summary judgment on this claim, filed an opening brief in support of that motion (cited herein as "OB"), and asked for expedited briefing. The class plaintiffs added that claim in their Consolidated Amended Complaint filed September 20, 2002, and have filed a joinder in Omnicare's motion. This is the Answering Brief of defendants Genesis Health Ventures, Inc. and Geneva Sub, Inc. in opposition to Omnicare's and the class plaintiffs' motions for summary judgment.

                               STATEMENT OF FACTS

A. NCS Charter 'SS'7

         1. Background context

         NCS HealthCare, Inc. was incorporated in Delaware in 1995, as a wholly-owned subsidiary of a privately-held Ohio corporation, Aberdeen Group, Inc. Ex. E. Aberdeen was controlled by Messrs. Outcalt and Shaw, as founders of the enterprise, through a dual class capitalization: Class A and Class B shares. Ex. F. Shortly before its initial public offering in February 1996, NCS merged with Aberdeen, with NCS as the surviving corporation. Ex. F.

----------

* A copy of the NCS charter is included as Exhibit A to the Genesis Defendants' Appendix of Exhibits to this Answering Brief (cited as "Ex. -"), filed contemporaneously herewith. Copies of Messrs. Outcalt's and Shaw's voting agreements (jointly referred herein as the "Voting Agreements") are Exhibits B and C. The form of Voting Agreement is an exhibit to the Merger Agreement (a copy of which is included as Exhibit D to the Appendix), and those agreements were publicly filed with Genesis' Form 8-K on July 29, 2002. The substance and terms of the Voting Agreements are identical with respect to the issues presented by the motions for summary judgment.

         In that merger, the NCS Charter was restated and amended, and that Restated and Amended Certificate of Incorporation is the current charter of NCS (the "Charter" or "NCS Charter"). Ex. A.

         The NCS Charter carried forward the two classes of common stock, Class A with one vote per share and Class B with 10 votes per share, and imposed restrictions on the transfer of the Class B shares. Those restrictions, adopted pursuant to 8 Del. C. 'SS'202, were and are contained in 'SS'7 of the Charter. The pertinent provisions are described in section A.2., infra. As will be explained below, there is nothing in 'SS'7 of the NCS Charter that supports Omnicare's assertion that the transfer restrictions preclude the holders of Class B shares from entering into a contract of the type here at issue.

         NCS' prospectus for its initial public offering contained a description of the Class B shares and of the Charter's restrictions on their transfer. Ex. G at 41-42. Contrary to Omnicare's current position concerning the restrictions on the Class B shares, there is nothing in that description that even faintly suggests that the Class B stockholders are precluded from giving a proxy or entering into a voting agreement with respect to their shares, both of which are rights affirmatively granted to stockholders under the DGCL. See 8 Del. C. 'SS''SS'212, 218. Indeed, the prospectus description does not even mention any restriction on the transfer of an "interest" in those shares--the phrase to which Omnicare applies such an expansive reading. In relevant part, the description of the transfer restrictions contained in the IPO prospectus is as follows:

         The Class A Common Stock and the Class B Common Stock are identical in all material respects except that (i) shares of the Class B Common Stock entitle the holders thereof to ten votes per share on all matters and shares of the Class A Common Stock entitle the holders thereof to one vote per share on all matters, and (ii) the shares of Class B Common Stock are subject to certain restrictions on transfer. The shares of Class B Common Stock are not transferable except in certain very limited instances to family members, trusts, other holders of Class B Common Stock,

                                      -2-








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         charitable organizations and entities controlled by such persons
         (collectively, "Permitted Transferees"). These restrictions on transfer may be removed by the Board of Directors if the Board determines that the restrictions may have a material adverse effect on the liquidity, marketability or market value of the outstanding shares of Class A Common Stock.

         The Class B Common Stock is fully convertible at any time into shares of Class A Common Stock on a share-for-share basis and will automatically be converted into shares of Class A Common Stock upon any purported transfer to non-Permitted Transferees.

Ex. G at 41.

         From the outset, the major part of the Class B shares were held by Messrs. Outcalt and Shaw. Ex. G at 40 (reflecting Outcalt/Shaw ownership of 73% of the Class B shares). Through this structure, the founders were able to attract outside--and public--investment in the company while maintaining an absolute controlling position. Every public stockholder of NCS thus bought their shares with full knowledge of the dual class structure, which was an organic part of NCS' existence from its birth as a public company.

         Correspondingly, the 'SS'7 "Limitations on Transfer" in the NCS
Charter were likewise always part of the corporation's charter. The 'SS'7 limitations had the effect of assuring that the control over NCS inherent in the Class B holdings of founders Outcalt and Shaw and the other holders would not continue to exist if they chose to sell their Class B shares to others. See Ex. G at 42 (noting that "[b]ecause of the restrictions on transfer," ten-vote Class B shares will be converted over time into one-vote Class A shares "as holders convert their Class B Common Stock into Class A Common Stock in order to sell their shares").

         2. Structure and language of 'SS'7

         Three provisions in 'SS'7 of the NCS Charter--"Limitations on Transfer of Class B Common Stock"--are most pertinent to the present matter. One provision, 'SS'7(c)(5); expressly authorizes the grant of the B-share proxy that Omnicare claims is invalid. This provision--

                                       -3-








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which is conspicuously not mentioned in Omnicare's complaint or its moving papers--is dispositive of the present motions. The relevant provisions are as follows:

         'SS'7(a) states the general prohibition against "transfer":

         Subject to the provisions of Section 7(i) of this Article IV, no person holding any shares of Class B Common Stock may transfer, and the Corporation shall not register the transfer of, such shares of Class B Common Stock or any interest therein, whether by sale, assignment, gift, bequest, appointment or otherwise, except to a "Permitted Transferee."

'SS'7(a)(1), in turn, defines "Permitted Transferee" generally to limit permitted transfers to family and lineal descendants, trustees of trusts solely for the benefit of such "Family Members" or corporations or partnerships controlled by the holder or such holder's Permitted Transferees.

         'SS'79(c)(5) states the corollary principle that the grant of a proxy by a Class B holder is not to be considered "the transfer of an interest in the shares":

         (c) For purposes of this Section 7 of this Article IV:

                  (5) The giving of a proxy in connection with a solicitation of proxies subject to the provisions of Section 14 of the Securities Exchange Act of 1934 (or any successor provision thereof) and the rules and regulations promulgated thereunder shall not be deemed to constitute the transfer of an interest in the shares of Class B Common Stock which are the subject of such proxy.

The principle stated in 'SS'7(c)(5) is an unambiguous (and, here, conclusive) statement that the granting of a proxy on Class B shares is not a prohibited "transfer of an interest in the shares."

         'SS'7(d) then provides that a prohibited transfer of Class B shares results in their automatic conversion to Class A shares:

         Any purported transfer of shares of Class B Common Stock other than to a Permitted Transferee shall automatically, without any further act or deed on the part of the Corporation or any other person, result in the conversion of such shares into shares of Class A Common Stock on a share-for-share basis, effective on the date of such purported transfer.

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Notably--and, again, ignored in Omnicare's brief--the conversion penalty of
'SS'7(d) does not apply to a transfer of "shares of Class B Common Stock or any interest therein," which is the scope of the 'SS'7(a) limitation on transfers. 'SS'7(d) applies only to a "purported transfer of shares of Class B Common Stock"--not of any interest therein.

         Also notably, the application of 'SS'7(d) is both automatic and forever. If there is a transfer of the Class B shares in violation of 'SS'7(a), the shares are converted into Class A shares and have lost the Class B voting power for all time. Thus, the present motions for summary judgment seek to strip Messrs. Outcalt and Shaw of some 70% of their voting power--from 68% to approximately 20.4% by Omnicare's count, see OB at 9--for all time and for all purposes.

B. Negotiation and execution of the Merger
   Agreement and the Voting: Agreements

         A complete account of the background of the negotiation and execution of the NCS/Genesis merger agreement and the Voting Agreements is contained in the NCS Schedule 14D-9 of August 20, 2002 (Ex. H). The following is a summary of that background.

         Commencing in 1999, NCS' board of directors and management became increasingly concerned about the company's financial condition and viability because of market conditions and significant changes in the healthcare industry. Ex. H at 4. There was a precipitous decline in NCS' stock price. NCS was substantially leveraged, with $206 million of senior debt and $102 million of subordinated debt, as well as significant outstanding trade credit. In February 2000, NCS retained UBS Warburg as its financial advisor to identify possible strategic alternatives. UBS Warburg targeted over 50 different entities as potential strategic buyers, financial acquirers or investors. While this search was ongoing, NCS defaulted on its line of credit, and received a notice of default from the senior lenders on April 21, 2000. In July 2000, an Ad Hoc Committee of holders of NCS' subordinated debt was formed. To preserve its cash,

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in late August 2000 NCS was forced to negotiate a moratorium on payments to its principal supplier. Id. at 4-5.

         By October 2000, UBS Warburg's efforts had produced only one non-binding indication of interest, at an implied value of only $190 million-- substantially less than the face value of NCS' senior debt. Id. at 5. NCS began consideration of a potential bankruptcy filing. NCS retained Brown, Gibbons as its financial advisor. Full recovery for the NCS subordinated debt was remote, and any recovery for the stockholders appeared extremely unlikely. Id.

         In February 2001, NCS' senior lenders prohibited NCS from making further payments on its outstanding debentures. On April 6, 2001, as a result of NCS' failure to make the interest payment due on the debentures, the indenture trustee gave NCS a notice of default and accelerated the entire principal on the debentures. Id.

         In the summer of 2001, NCS invited Omnicare to make a proposal for NCS. Id. Omnicare proposed an acquisition of the assets of NCS in a sale in bankruptcy under the Bankruptcy Code. The proposed price was $225 million and was subject to completion of due diligence. In late August 2001, Omnicare increased this proposal to $270 million, still structured as an asset acquisition in bankruptcy. Id. at 6.* Throughout autumn 2001 and into the winter of 2002, Omnicare conducted extensive due diligence of NCS, and from October 2001 to January 2002, NCS attempted to persuade Omnicare to make a proposal that would provide some consideration to the common stockholders of NCS. Id. at 6-7. Omnicare refused. Instead, Omnicare undertook to by-pass NCS and negotiate instead with the Ad Hoc Committee over a bankruptcy transaction that would provide partial payment of NCS' outstanding debt, and

----------

* Omnicare refused to execute the form of confidentiality agreement that at least 36 other interested parties had agreed to, objecting to customary restrictions on its ability to solicit NCS customers and employees, use competitively sensitive non-public information and acquire NCS debt securities. After protracted negotiations, Omnicare executed a confidentiality agreement in late September 2001. Id. at 5-6.

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nothing for the common stockholders. Id. The last and best offer made by
Omnicare was in February 2002, when it increased its proposal to $313.7 million in a bankruptcy sale. Id. at 7. This proposal, like the previous proposals, involved an asset purchase in bankruptcy in which the equity would receive nothing. Omnicare refused to budge from that position. Id.

         During the winter of 2002, NCS began preliminary discussions with Genesis, which had been contacted by the Ad Hoc Committee and commenced its due diligence in February 2002. Id. In March 2002, NCS created an Independent Committee, consisting of Messrs. Sells and Osborne, to evaluate and negotiate with parties expressing interest in NCS. During the autumn of 2001 and winter of 2002, Omnicare and Genesis were not the only parties expressing an interest in NCS, but none of those parties made an offer that provided any value to the NCS equity holders. Id. at 6-7. In June 2002, Genesis became the first and only party to make a proposal that would provide any value to the NCS equity holders (initially of $7.5 million). From its first proposal until its last proposal, Genesis made clear that any transaction between NCS and Genesis must involve commitments from NCS' key debt holders and from Messrs. Outcalt and Shaw to support the transaction. Id. On July 3, 2002, Genesis provided NCS with a draft merger agreement, and by July 26, 2002 the parties had negotiated all the terms of the transaction and were on the verge of executing the Merger Agreement and related Voting Agreements that Genesis insisted upon. Id. at 7-8

         On the afternoon of July 26, 2002, Omnicare for the first time, after over a year of negotiations and five months of silence, and only after learning that its competitor Genesis might be close to a firm deal with NCS, suggested to NCS a willingness to pay something to the NCS common stockholders, albeit still subject to due diligence and negotiation of a merger agreement. Id. at 8. Before receiving the Omnicare proposal, NCS and Genesis had agreed to extend their pre-existing exclusivity agreement from July 26 to July 31. After NCS received the July 26

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letter from Omnicare, the letter was sent to Genesis, and NCS used the Omnicare letter as leverage to extract an improved offer from Genesis. Before improving its offer, Genesis indicated that its offer was a "take it or leave it" proposition that must be accepted by the end of the day on July 28, or Genesis would withdraw its offer and terminate negotiations. Id. From Genesis' perspective, its negotiations with NCS already had been lengthy, delayed in part by negotiations with the NCS debtholders. (In addition, Genesis believed that there was a high likelihood that Omnicare's letter was intended solely to disrupt the efforts of Genesis - a key competitor to Omnicare - to reach a deal with NCS, was not a sincere indication of interest in actually acquiring NCS, and that any delay would play into Omnicare's predatory tactics.) Genesis had been on the verge of executing an agreement that was the best offer that both the creditors and the stockholders had received after a long and exhaustive search. Genesis was not willing to enhance its offer and still face further delay. Consequently, Genesis conditioned its enhanced offer on the execution of the Merger Agreement and Voting Agreements by the evening of July 28. Id. at 8.

     As a result, the judgment that the Board of Directors of NCS and Messrs. Outcalt and Shaw faced on July 28 was whether to lose a certain and definitive transaction with Genesis in order to recommence due diligence and negotiations with Omnicare - which had been invited long ago by NCS to bid for the company, had had more than ample opportunity to do so, had eschewed negotiation with the NCS Board in favor of dealing with the NCS debtholders, had long refused to make any proposal that provided anything to the NCS stockholders, and was even then conditioning its interest on yet additional (and undefined) due diligence and other undetermined conditions. Id. at 8-10. For a number of reasons, which are set forth in the NCS Schedule 14D-9, the NCS Independent Committee, the NCS Board and NCS' two largest (and controlling) stockholders made a reasoned business decision not to lose the Genesis proposal simply in order to conduct due diligence and negotiations with Omnicare. Id. at 8-12. Thus, despite Omnicare's proposal, Messrs. Outcalt and Shaw determined to commit to vote for the Genesis proposal, as Genesis required in order to proceed with the Merger Agreement.

C.   The Voting Agreements

     The Voting Agreements executed by Messrs. Outcalt and Shaw (Exs. B-C) covered all of the Class A and Class B shares owned by them (listed on the respective Exhibits A to the Voting Agreements).

     The Voting Agreements contain two provisions on voting, reflecting the decision .of Messrs. Outcalt and Shaw to vote all their shares in favor of the NCS/Genesis merger:

          'SS'2(b) states the stockholder's agreement to vote all of his shares at the stockholders meeting on the NCS/Genesis merger (or any other meeting where such proposal is submitted) in favor of the merger and against any competing proposal (as well as against a defined set of other transactions or matters that would materially interfere with consummation of the merger).

          'SS'2(c) is a grant by the stockholder of an irrevocable proxy to Genesis representatives authorizing them to vote all of the stockholder's shares in favor of the NCS/Genesis merger and otherwise in accordance with the voting agreement contained in 'SS'2(b). In effect, the 'SS'2(c) proxy enforces the agreement to vote contained in 'SS'2(a).

     The Voting Agreements further provide that: "Prior to the Effective Time [i.e., consummation of the NCS/Genesis merger], the Stockholder shall not Transfer (or agree to Transfer) any of his Shares owned of record or beneficially by him." 'SS'2(a). (As of the date of the Voting Agreement, the record date for voting on the merger had not been set.) That provision obviously prevents the stockholder from taking action with respect to his shares that could interfere with his commitment to exercise his full voting power in favor of the merger. In particular, the major point of the no-transfer provision in the Voting Agreements is to ensure that the Class B shares would not be converted to low-vote Class A shares before the NCS stockholder vote.

     The Voting Agreements provide that the stockholder is not required to vote for the NCS/Genesis merger (and that the proxy will not apply) if the Merger Agreement is amended and either (a) the amendment is not approved by the NCS board or a special committee thereof or (b) the amendment results in the stockholder receiving different treatment or consideration of his shares than the other stockholder party to a Voting Agreement. 'SS'8(b).

     The Voting Agreements terminate by their terms upon the earlier of the consummation of the NCS/Genesis merger (i.e., the Effective Time) or the termination of the Merger Agreement in accordance with its terms. Id. The Merger Agreement provides for its termination in a number of circumstances, including by mutual consent of NCS and Genesis; by either company if the merger is not closed on or before January 31, 2003; by NCS or Genesis if the other materially breaches a representation, warranty or covenant in certain circumstances; by Genesis, if the NCS board of directors or special committee withholds or changes its recommendation of the merger in a manner adverse to Genesis, or determines to recommend to the stockholders a different "Acquisition Proposal"; by either company if the required stockholder vote to approve the merger is not obtained at the stockholders meeting; by Genesis if another party to the Voting Agreements breaches its obligations thereunder and the requisite stockholder approval is not obtained; or by Genesis if there has been a "Material Adverse Effect" on NCS. Ex. D at 'SS'7.1.

     The Voting Agreements thus involve a commitment to vote for a specific transaction and corollary commitments to protect that core commitment from being undermined by either Outcalt or Shaw. All of the provisions of the Voting Agreement operate to achieve a singular and time-limited objective: a commitment to vote for a specific transaction. The contractual obligations of Shaw and Outcalt, and the corollary rights of Genesis, are limited in time (the

Voting Agreement expires when the Merger Agreement terminates) and limited to a specific transaction (the NCS/Genesis merger).

     The Voting Agreements do not provide for Genesis to have any discretion or power over the vote of the shares owned by Outcalt and Shaw. The vote remains the vote of Outcalt and Shaw. Nor, of course, do the Voting Agreements give Genesis any other indicia of ownership, dominion, or control - economic or vote
- over the shares. The Voting Agreements simply embody the decisions of Outcalt and Shaw to vote for the NCS/Genesis merger ('SS'2(b)) and their grant of a proxy to Genesis' representatives to vote Outcalt's and Shaw's shares, as directed by Outcalt and Shaw, in favor of the merger, i.e., "all of the Shares beneficially owned by the Stockholder." 'SS'2(c).

     NCS is a party to the Voting Agreements. The Voting Agreements include the representation, warranty and covenant by the stockholders (Outcalt and Shaw) to both Genesis and NCS that, through the date of the NCS stockholders meeting on the NCS/Genesis merger, they have full power and right to vote their Class B shares in favor of the merger and will not do anything to restrict that ability. Exs. B-C at 'SS'1(b). Similarly, in the Merger Agreement (to which the Voting Agreements are exhibited), NCS represented and warranted to Genesis that the Class B shares were outstanding, that each Class B share is entitled to 10 votes per share, that (except as separately scheduled) there are no agreements relating to the "transfer of any securities of [NCS]," and that: "[t]he holders of Company Common Stock who have executed Voting Agreements with [Genesis] hold a majority of the voting power of the Company Common Stock as of the date hereof." Ex. D at 'SS'4.4.*

----------------------

* The Merger Agreement in 'SS'4.4 also contains NCS' representation and warranty that it had not made the determination under 'SS'7(i) of the Charter that would cancel the 'SS'7 provisions (viz., that the restrictions on transfer in 'SS'7 "may have a material adverse effect on the liquidity, marketability or market value of the outstanding shares of Class A Common Stock").

                                    ARGUMENT

I. INTRODUCTION

         Omnicare's argument for conversion of the Class B shares hinges on the twin assertions that the grant of a proxy on the Class B shares in the Voting Agreements constitutes a prohibited "transfer" under 'SS'7(a) of the NCS Charter, and that such grant triggers the conversion penalty of 'SS'7(d). Omnicare's brief fails (incredibly) even to cite to 'SS'7(c)(5) of the Charter, fails to cite a single authority in support of its essentially ipse dixit presentation of what constitutes a "transfer," ignores Delaware precedents that establish that a voting agreement is not a transfer of the shares or any interest therein, and fails - necessarily - to ground its assertions in the plain words of 'SS'7. Omnicare instead is compelled to resort to mischaracterization of the Voting Agreements, other inaccurate factual assertions, and meritless efforts to invoke provisions of 'SS'7 to strip voting power from Outcalt and Shaw.

         Omnicare's position - that the provisions of the Voting Agreements somehow amount to a prohibited transfer under the NCS Charter - is manifestly wrong under any common sense understanding of the meaning of the word "transfer," and proves even weaker under an analysis of the relevant provisions of the NCS Charter.

         In the Voting Agreements, Outcalt and Shaw have agreed to vote their Class B shares in favor of the Genesis transaction and against a competing transaction, and have granted a limited-purpose proxy ensuring that that agreement is effectuated. These commitments amount to (1) an exercise of voting discretion over the Class B shares by the current holders, and (2) a contractual, self-imposed obligation not to undo or undermine their voting decision. In no common sense understanding have Outcalt and Shaw "transferred" anything. What did Genesis and NCS, the other parties to the Voting Agreements, receive? They have no economic interest in the shares, no power of disposition and no power to direct the voting of the shares. The limited-purpose proxy is no exception (for it merely authorizes Genesis to vote as previously directed by Outcalt and Shaw in the Voting Agreement), an obvious conclusion that is, in fact, confirmed by 'SS'7(c)(5) of the NCS Charter, which expressly states that the granting of a proxy in these circumstances does not constitute a transfer of an interest in the shares.

         As set out below:

               (1) under the plain language of 'SS'7(a), the Voting Agreements are not a "transfer" at all (either of the shares or an interest in them), but a contractual commitment on the stockholder's part embodying the stockholder's own decision on how to vote his shares, that is limited in time and limited to a particular transaction.

               (2) 'SS'7(c)(5) of the Charter expressly provides that the giving of a proxy is not "the transfer of an interest" in the shares.

               (3) the past practice and understanding of NCS and the Class B stockholders confirm that the Charter does not prohibit the type of contractual provisions contained in the Voting Agreements.

               (4) the meritlessness of Omnicare's position is further demonstrated by consideration of the overall structure of 'SS'7 within the statutory framework of 8 Del. C. 'SS'202.

II.      APPLICABLE STANDARDS OF INTERPRETATION

         The Delaware courts employ general principles of contract interpretation in construing certificates of incorporation: See, e.g., Elliott Assocs., L.P. v. Avatex Corp., Del. Supr., 715 A.2d 843, 852-54 (1998).
Accordingly, the provisions of the Charter will be "interpreted using standard rules of contract interpretation which require a court to determine from the language of the contract the intent of the parties. In discerning the intent of the parties, the [Charter] should be read as a whole and, if possible, interpreted to reconcile all of the provisions of the document." Kaiser Aluminum Cprp. v. Matheson, Del. Supr., 681 A.2d 392, 395 (1996) (citation omitted). "If no ambiguity is present, the Court must give effect to the clear language of the Certificate." Id. If the Court determines the language is ambiguous, the rule of contra proferentem applies and ambiguities must be construed against the drafter
- which in this case means that the Charter must be construed to protect the rights of the Class B shareholders, and not to impose burdens or restrictions on those shares if the existence or operation of the restriction is ambiguous. See SI Mgm't L.P. v. Wininger, Del. Supr., 707 A.2d 37, 42-43 (1998) (applying the principle to a partnership agreement that was not a bilateral negotiated agreement).

         In the case of contracts that prohibit the transfer of stock or any interest in the stock, this Court has rejected an interpretation of such prohibitions that results in a forfeiture of the shares, as Omnicare argues should occur here. Garrett v. Brown, Del. Ch., Consol. C.A. Nos. 8423, 8427, 1986 Del. Ch. LEXIS 516, at *22, *30, Berger, V.C. (June 13, 1986) (holding that a voting agreement is not a transfer of shares or an interest in shares), aff'd, Del. Supr., 511 A.2d 1244 (1986). Moreover, the Delaware decisions construing anti-transfer clauses consistently interpret such clauses so as to apply the prohibition only to those transactions which clearly constitute prohibited transfers, and not to construe those clauses broadly so as to apply in circumstances where reasonable doubt may exist and the clause operate as a trap for the unwary. Id. at *23-24 (first-refusal option in stockholders agreement conditioned on "transfer" of shares not reasonably interpreted to apply to "non-sale transfers"); Concept Communications, Inc. v. Gold`n M Television, Inc., Del. Ch., C.A. No. 12816, 1993 Del. Ch. LEXIS 70, at *13-15, Allen, C.
(Apr. 28, 1993) (finding that a right-of-first-refusal purchase option in a shareholders agreement conditioned on a "transfer" was not triggered because a pledging of shares did not constitute a

"transfer" of "that residual right that we most closely associate with `ownership'"); Star Cellular Telephone Co., Inc. v. Baton Rouge CGSA, Inc., Del. Ch., C.A. No. 12507, 1993 Del. Ch. LEXIS 158, at *23-25, Jacobs, V.C. (July 30,
1993) (transfer by operation of law (merger) held not to be a "transfer" under a limited partnership agreement where the agreement did not clearly indicate such an intent), aff'd, Del. Supr., 1994 Del. LEXIS 190 (June 9, 1994); Clark v. Kelly, Del. Ch., C.A. No. 16780, 1999 Del. Ch. LEXIS 148, at *33-34, Jacobs, V.C. (June 24, 1999) (transfer of stock into a trust held not to be a "transfer" under a shareholders agreement where the agreement could not reasonably be interpreted to prohibit such a transfer); Shields v. Shields, Del. Ch., 498 A.2d 161, 167-68 (1985) (conversion of stock in a merger could not be construed to constitute a "sale, transfer or exchange" of stock under a shareholders agreement because the merger was a corporate-level act and the shareholders agreement could reasonably be interpreted to prohibit any shareholder-level acts). Indeed, it is well-settled that constraints on alienation are to be strictly construed. See Mitchell Assocs., Inc. v. Mitchell, Del. Ch., C.A. No. 6064, 1980 Del. Ch. LEXIS 562, at *8, Hartnett, V.C. (Dec. 5, 1980).

III.     THE VOTING AGREEMENTS DO NOT CONSTITUTE A "TRANSFER"
         PROHIBITED BY  'SS'7(a) OF THE NCS CHARTER.

         Omnicare's proposition that the Voting Agreements constitute a "transfer" of an interest in the stockholders' Class B shares to Genesis is belied both by common sense and by the plain language and structure of 'SS'7 of the NCS Charter.

         A. Under the plain language of 'SS'7(a), the Voting Agreements do not constitute a "transfer" of any kind.

         The essence of the Voting Agreements is a commitment by Messrs. Outcalt and Shaw to support the NCS/Genesis Merger Agreement by voting their shares in favor of the merger. Having made the determination on July 28 to vote for the merger, the Voting Agreements (i) obligate Outcalt and Shaw to maintain that commitment by voting for the merger when it is submitted to the stockholders of NCS, (ii) obligate Outcalt and Shaw not to take actions that would have the effect of undermining their ability to vote for the merger (such as, for example, by selling their shares before the record date or voting for a different transaction), and (iii) grant an irrevocable proxy to Genesis to permit Genesis to vote Outcalt's and Shaw's shares for the proposed merger, as a mechanism to enforce the contractual obligation.

         As a matter of plain language, by no stretch can the Voting Agreements be deemed a "transfer" of any kind from the Class B stockholders to Genesis under 'SS'7(a) of the Charter. A "transfer" must, at barest minimum, consist of some economic or voting element of the shares being "transferred" from the stockholder and received by Genesis. The Voting Agreements do not do that. The Voting Agreements simply embody the decision by the stockholders, qua stockholders, to vote their shares - all of their shares - in favor of the NCS/Genesis merger. That was the stockholders' decision. That was not, and is not, a decision that Genesis made or is now empowered to make by anything in the Voting Agreements.

         Genesis has acquired no dominion of any kind over the Class B shares owned by Outcalt and Shaw. Genesis has none of the powers of ownership of the shares - not of the shares, nor of any "interest" in the shares; not of any economic nature, nor of any voting ability. All that Genesis received in the Voting Agreements is the stockholders' commitment to vote for the NCS/Genesis merger - their decision, not Genesis'. Genesis did not, and is not, determining how the shares will be voted. The existence of contractual obligations or restraints on how the Class B stockholders exercise their voting power does not transfer anything to the other party; it simply imposes an obligation on the Class B stockholders. See, e.g., Garrett, 1986 Del. Ch. LEXIS 516, at *5, *30 (commitment to vote restricted shares in certain manner held not to be "transfer" of the shares or of an "interest therein"; "it would be inappropriate to read the definition of transfer to include a voting agreement");* In re Chilson, Del. Ch., 168 A. 82, 86 (1933) ("interest" in shares means not "an interest in the bare voting power or the results to be accomplished by the use of it," but rather a "recognizable property or financial interest in the stock in respect of which the voting power is to be exercised") (emphasis added), cited in Brady v. Mexican Gulf Sulphur Co., Del. Ch., 88 A.2d 300, 303 (1952) (trustee could not confer an "interest" because trustee had "nothing but the voting rights" relating to the shares in question).**

         Manifestly, Messrs. Outcalt and Shaw did not give Genesis any "recognizable property or financial" interest in their Class B shares (Chilson, supra). Thus, as a matter of plain language and Delaware precedent, there cannot be a "transfer" when the supposed "transferee" receives nothing, and certainly not when the entire "transfer" argument is based on a voting decision made by the stockholder and not ceded to any degree to the supposed "transferee."

     B. 'SS'7(c)(5) expressly provides that the giving of a proxy is not "the transfer of an interest" in the Class B shares.

     The plain terms of 'SS'7(c)(5) of the NCS Charter are further conclusive against Omnicare's position. 'SS'7(c)(5) unequivocally provides that "[t]he giving of a proxy in connection

------------------------

* In Garrett, a stockholders agreement provided that "none of the Shareholders
.... shall Transfer any shares of the Common Stock or any right, title and interest therein or thereto." Id. at *5. The agreement also granted to each party a right of first refusal with respect to any shares being transferred by the other party. One of the parties argued that the other party had effected a transfer of the shares or an interest in the shares by entering into another agreement with another party which imposed certain contractual restrictions on the shares and granted to the third party certain rights with respect to the shares. One of the contractual rights granted to the third party was a commitment to vote the shares in certain specified matters. The other party to the shareholders agreement argued that the contractual commitment to the third party to vote the shares in a certain manner constituted a prohibited "transfer" of an "interest" in the shares. This Court, considering the contract in its entirety, rejected that contention, id. at *30, although accepting (as the parties agreed) that the prohibited transfer as there defined could involve something other than an outright sale of the shares in which title passed (e.g., hypothecation). Id. at * 18-19.

** Other jurisdictions have likewise held that transactions relating only to voting rights do not constitute transfers of property interests in the relevant shares. See, e.g., McKeague v. United States, Cl. Ct., 12 Cl. Ct. 671, 676
(1987) (proxies "involve the transfer of a voting right, and do not constitute a constructive or actual loss of stock ownership"), aff'd, 2d Cir., 852 F.2d 1294 (1988); Arden Farms v. State, N.Y. App. Div., 60 N.Y.S.2d 47, 51 (1946)
(establishment of voting trust "does not constitute a transfer of the shares"), aff'd, N.Y., 71 N.E.2d 469 (1947).

with a solicitation of proxies subject to the provisions of Section 14 of the Securities Exchange Act of 1934 . . . shall not be deemed to constitute the transfer of an interest in the shares of Class B Common Stock which are the subject of such proxy." 'SS'7(c)(5) is not merely stated as an exception or carve out (as other provisions of 'SS'7 are)*; it is stated as a stand-alone rule.

     'SS'7(c)(5) - which Omnicare's brief studiously ignores - renders essentially frivolous Omnicare's entire position that the proxy grant in the Voting Agreements is a prohibited "transfer." 'SS'7(c)(5) makes clear that the grant of a proxy by the holder of the Class B shares to another party is not a transfer of an interest in the shares within the intended meaning of the transfer prohibition. 'SS'7(c)(5) does not require that the proxy be revocable, nor does it require that the proxy be granted pursuant to or under 'SS'14 of the Securities Exchange Act of 1934 - only that it be "in connection with" a proxy solicitation that is subject to 'SS'14. In this case, there is no question that the proxy that the Class B stockholders agreed to give to Genesis was to be exercised in connection with the proxy solicitation for the stockholder vote on the merger, which is undisputedly subject to 'SS'14 of the Exchange Act. And even beyond the literal wording of 'SS'7(c)(5), its common sense import is that where the Class B stockholders grant a proxy, of any kind, in connection with a matter being submitted to all of the stockholders, such as the merger, the creation of the right to vote the shares by the proxy holder with respect to that matter is not a transfer of an interest.

     Moreover, 'SS'7(c)(5) does not operate so as to lift the prohibition that might otherwise apply to what is a prohibited transfer. Rather, it states that a transaction of the nature described is not a transfer of an interest in the Class B shares at all. In other words, the existence of


----------------------
E.g., 'SS'7(b) (pledges as collateral securities for indebtedness); 'SS'7(e) (separation of record from beneficial ownership in the hands of "street name" holders).

'SS'7(c)(5) illustrates that the creation of contractual rights with respect to the shares, including the creation of contractual rights to vote the shares on a specific matter being submitted to a vote, are not the type of transactions intended to be encompassed within the meaning of a transfer of an interest. Consequently, if the grant of the power to exercise the vote by a proxy holder is not a transfer of an interest, the contractual undertaking of the Class B stockholders to vote in a particular manner certainly cannot be such a transfer. Indeed, the existence of contractual restraints on how the Class B stockholders exercise their voting power does not transfer anything to the other party; it simply imposes an obligation on the Class B stockholders. All of the provisions of the Voting Agreement accomplish but one objective: assuring that the Class B stockholders comply with their commitment to vote for this specific transaction. If that core undertaking is not a transfer, and it clearly is not, the other constraints that protect that obligation cannot be transfers.

         In its Opening Brief, Omnicare simply ignored 'SS'7(c)(5), undoubtedly seeking to reserve for its reply brief (and thus avoid refutation of) whatever arguments it had. During the October 8 conference with the Court, counsel for Omnicare, when pressed on this apparent sandbagging, identified Omnicare's sole response on 'SS'7(c)(5):

         Two points. First of all, the solicitation under 14(a) hasn't even started yet and Messrs. Outcalt and Shaw have already given their proxy.

         Secondly, the Class B shares are not registered under Section 12, at least as far as we've been able to ascertain, and therefore the solicitation of proxies with regard to the Class B shares [is] not covered by Section 14(a).

         So, Mr. McBride, you now have the reason why we didn't refer to ['SS' 7(c)(5)] in our brief.

October 8, 2002 Transcript at 22.

         These arguments are nothing but attempts to impose limitations on 'SS' 7(c)(5) that are unsupported by its language or manifest intent. Omnicare's first contention--that the proxy in the Voting Agreements is not covered by 'SS' 7(c)(5) because it was given before the commencement of the proxy solicitation --is not supported by any language in the clause. In effect, Omnicare seeks to engraft onto the clause the requirement that the proxy be given in response to a solicitation under 'SS'14 of the Securities Exchange Act of 1934, but the clause nowhere imposes such a requirement. Rather, the clause only requires that the proxy be "in connection with" such a solicitation, which it clearly was.* Indeed, the NCS/Genesis Merger Agreement expressly contemplates and requires that NCS solicit proxies from the stockholders in a solicitation subject to 'SS' 14 of the Exchange Act. See Ex. D at 'SS''SS'3.6, 4.8, 5.1(c). Moreover, there is no sense to Omnicare's contention. Why would it make a difference to the definition of the transfer of an interest whether the proxy was given before or during the formal proxy solicitation? The important point is that the grant of a proxy power to vote such shares on a matter being submitted to stockholders is not the transfer of an interest in the shares, and there is no logical basis for differentiating "transfers" of "interests" based upon the time the proxy is given.

         Omnicare's second response is that the proxy is not covered by 'SS' 7(c)(5) because the Class B shares are not registered under the Exchange Act; consequently a proxy with respect to those shares could never be a proxy granted pursuant to 'SS'14 of that Act. This point actually proves the contrary of Omnicare's contention. First, the clause nowhere requires that a proxy be

----------

* Cf. Superintendent of Insurance v. Bankers Life and Casualty Co., 404 U.S. 6, 12-13 (1971) (holding that the term "in connection with" in SEC Rule lOb-5 must be interpreted "flexibly, not technically and restrictively," and requiring only that the challenged activity be "touching" the investor's purchase or sale of a security); Zoren v. Genesis Energy, L.P., 195 F. Supp. 2d 598, 603 (D.Del. 2002) (citing Superintendent); Louis Loss & Joel Seligman, Securities Regulation 'SS' 9-B-7, at 3680-3726 (3d ed. 2001) (discussing judicial construction of "in connection with" in Rule 10b-5).

given pursuant to 'SS'14 of the Exchange Act. The clause simply requires that the proxy be given "in connection with" such a solicitation. And there is no logic to turning the definition of a "transfer" of an "interest" on such a requirement. Second, the fact that the Class B shares never have been registered under the Exchange Act, and, as a practical matter, never were intended to be registered under the Act,* proves that 'SS'7(c)(5) was not intended to be limited to a proxy given pursuant to that Act. Since the Class B shares have never been registered and were never anticipated to be registered, such a limitation would render 'SS'7(c)(5) meaningless because it could never apply. Undoubtedly, it is for that reason that the clause only requires that the proxy be "in connection with" such a solicitation, not pursuant to such a solicitation, because the drafters knew that a proxy for the unregistered Class B Shares never could be technically pursuant to 'SS'14 of the Act. Moreover, the imposition of this requirement would lead to absurd results. As Omnicare would have it, even the grant of a revocable proxy by the Class B stockholders, an event that has undoubtedly occurred on many occasions (see Ex. I), would constitute a transfer of an interest, and the shares already would have converted. Even Omnicare must retreat from the illogic of this argument.

         'SS'7(c)(5) is the short and complete answer to Omnicare's position.

         C. Neither NCS nor the Class B stockholders understood or intended the Charter to prohibit the Voting Agreements.

         The transfer restrictions in 'SS'7 of the NCS Charter unambiguously do not reach the types of contractual rights and obligations Omnicare contends they reach. However, if there is any ambiguity on that question, the ambiguity must be construed to narrow the restrictions for all the


----------

* 'SS'14 of the Exchange Act applies only to securities registered pursuant to 'SS'12 of the Exchange Act. Classes of securities are registered under 'SS'12 of the Exchange Act only if shares of that class are to be traded on a national securities exchange or held of record by more than 500 persons, both practical impossibilities in light of the transfer restrictions on the Class B shares.

reasons discussed below. Supra at p.18. In addition, it is a fundamental principle of contract construction that extrinsic evidence will be considered when construing an ambiguous, written contract. In re Explorer Pipeline Co., Del. Ch., 781 A.2d 705, 714 (2001) ("Once the Court determines that the language is ambiguous, then `all objective extrinsic evidence is considered: the overt statements and acts of the parties, the business context, prior dealings between the parties, and other business customs and usage in the industry.'") (quoting Bell Atlantic Meridian Sys. v. Octel Communications Corp., Del. Ch., C.A. No. 14348, 1995 Del. Ch. LEXIS 156, at *19, Allen, C. (Nov. 28, 1995)). In this case, the only extrinsic evidence before the Court does not support--indeed, it defeats--the expansive interpretation of these restrictions advocated by Omnicare.

         The Class B shares were issued, and the NCS Charter was amended to add, the 'SS'7 restrictions before NCS "went public" in 1996. NCS issued a prospectus at that time, and it contained a description of the NCS capital structure, including the teems of the Class B shares. See supra at pp.2-3; Ex. G at 41. Nothing in that prospectus would alert the Class B stockholders, present or future, of the extraordinary restrictions that Omnicare claims apply to those shares. There is no suggestion that the Class B stockholders may not enter into voting agreements or grant proxies to third persons. There is nothing to suggest that the Class B stockholders cannot contractually restrict their ability to vote the shares or transfer the shares. Indeed, the prospectus describes the restrictions as restricting only the transfer of the shares, and no mention is made of any restrictions on either the transfer of interests or even of prohibiting the registration of transfers of interest. Ex. G at 41-42. Yet, according to Omnicare's position, buried in the silence of this prospectus is a restriction on the ability of the Class B stockholders to grant proxies, enter into voting agreements or generally to enter into contracts that create rights or obligations with respect to their shares. Surely such extraordinary restrictions would be noted in the prospectus if they were ever intended.

         The conduct of the principal parties to this contract, NCS and the Class B stockholders, also evidences that neither NCS nor Outcalt and Shaw, who are original Class B stockholders, ever intended or understood the transfer restrictions to operate as Omnicare argues. For example, the Class B stockholders have repeatedly been invited to grant and undoubtedly have granted proxies to vote their B shares at prior NCS shareholder meetings. See Ex. I. At the time those proxies were granted, the Class B shares were not registered under the Exchange Act. Under Omnicare's interpretation of the NCS Charter, such a proxy would not fall within 'SS'7(c)(5) and would constitute the transfer of an interest in the shares, which Omnicare contends 'SS'7 prohibits. Quite obviously, NCS never treated the grant of such proxies as transfers of an interest in the shares that caused the conversion of the shares. Equally obviously, the Class B stockholders did not consider that the grant of a proxy would do so.

         Finally, in connection with the execution of the Merger Agreement and Voting Agreements, both NCS and the Class B stockholders evidenced their understanding that the Voting Agreements were not prohibited by 'SS'7 of the Charter and did not result in the conversion of the Class B shares. In the negotiations leading to the execution of these contracts, neither NCS nor the Class B stockholders indicated to Genesis that there was even an issue with respect to the validity of the Voting Agreements under 'SS'7 of the Charter or that there was any question but that Outcalt and Shaw had, and would have at the time of the stockholders meeting, the voting power to approve the Merger Agreement--a fact that is prominently featured in the joint proxy statement/prospectus that NCS and Genesis filed with the SEC. See Ex. J at, e.g., cover, 3, 6.

         At the time the Voting Agreements and Merger Agreement were signed, Outcalt and Shaw represented in the Voting Agreements (which also were executed by NCS) that "[t]he execution and delivery of this Agreement and the performance by the Stockholder of his agreements and obligations hereunder will not result in any breach or violation of or be in conflict with or constitute a default under any term of any agreement... or arrangement to which the Stockholder is a party or by which the Stockholder (or any of his assets) is bound." Exs. B-C at 'SS'1(d)
(emphasis added). If the Voting Agreements were prohibited by 'SS'7 of the Charter, those Agreements certainly would be in conflict with an agreement or arrangement by which both the Class B stockholders and the Class B shares were bound. Further, Outcalt and Shaw both represented to Genesis in the Voting Agreements that at that time and at the time of the stockholders meeting to vote on the Merger Agreements, "the Stockholder has full legal power, authority and right to vote all of the Shares [defined as the Class A Shares and the Class B Shares identified in the Voting Agreement] then owned of record or beneficially by him, in favor of the approval and authorization of the Merger, the Merger Agreement and the other transactions contemplated thereby." Id. at 'SS'1(b).

         NCS itself is a party to the Voting Agreements, an odd occurrence if NCS understood those Agreements to constitute a "transfer" of an "interest" prohibited by 'SS'7 of its Charter. If Omnicare is correct, NCS became a party to an agreement prohibited by its own Charter and was given the contractual right to enforce the very voting obligations that Omnicare argues constitute a prohibited "transfer" of an "interest." In addition, NCS in the Merger Agreement specifically represented to Genesis that "[t]he holders of Company Common Stock who have executed Voting Agreements with Parent hold a majority of the voting power of the Company Common Stock as of the date hereof." Ex. D at 'SS'4.4 (emphasis added). If Omnicare were correct, the holders of the Class B shares who had executed the Voting Agreements would not have held the majority of the voting power because by executing those Agreements the Class B shares would have automatically converted.

     These are representations and warranties made by the Class B stockholders and NCS to Genesis before any issue was raised by Omnicare. They are not self-serving statements by parties to a litigation. These are representations that pre-date this conflict, and they clearly evidence the understanding of both parties to the "contract" between the original B holders and NCS that the Voting Agreements were not, and are not, "transfers" of "interests" in the Class B shares. Indeed, at the time the NCS Charter was amended, NCS was not a public company, and the true parties to the agreement evidenced by 'SS'7 of the Charter were NCS, Outcalt and Shaw. It is only Omnicare, who was not even an NCS stockholder at the time the Voting Agreements were signed (let alone when the NCS Charter was amended), that contends that 'SS'7 of the Charter means something that neither NCS nor Outcalt and Shaw understood it meant. Moreover, even Omnicare did not make that contention in its original Complaint in this case. Rather, the claim was added to the First Amended Complaint filed nearly two weeks later.* It is Omnicare's interpretation of 'SS'7 of the Charter that is driven by its litigation strategy, and it is Omnicare's interpretation that is the product of its misguided search, after the commencement of this litigation, for some new basis to undo the NCS/Genesis Merger Agreement.

     D. The overall structure of 'SS'7 of the NCS Charter, considered within the framework of 8 Del. C. 'SS'202, further demonstrates the meritlessness of Omnicare's position.

     Even apart from the common-sense meaning of "transfer," the express provision of 'SS'7(c)(5) and the past practice and understanding of NCS and the Class B holders, the overall structure of 'SS'7 and consideration of the statutory framework of 8 Del. C 'SS'202 further demonstrate the meritlessness of Omnicare's position.

--------------------------
* Compare Compl. [p][p]5-7 with Amended Compl. [p][p]5-7.

         It is axiomatic that the terms of a certificate of incorporation must be construed in the context of the entire document, and informed by related clauses. See, e.g., Kaiser Aluminum Corp. v. Matheson, Del. Supr., 681 A.2d 392, 395 (1996) (citing Waggoner v. Laster, Del. Supr., 581 A.2d 1127, 1132-33
(1990), and Warner Communications Inc. v. Chris-Craft Indus., Inc., Del. Ch., 583 A.2d 962, 967, aff'd, Del. Supr., 567 A.2d 419 (1989)). The Charter also must be construed in the context of the legal framework in which it operates. See, e.g., Elliott Assocs., L.P. v. Avatex Corp., Del. Supr., 715 A.2d 843, 850-54 (1998); Joseph E. Seagram & Sons, Inc. v. Cononco, Inc., D. Del., 519 F. Supp. 506, 511-12 (1981). When construed within the context of the Delaware statute that authorizes transfer restrictions of the type at issue here, and the context of the entire 'SS'7 of the Charter, it is apparent that the types of "transfers" covered by 'SS'7 do not encompass the creation of contractual obligations on the part of the Class B Shareholders, particularly where the constraints are limited in time and limited to a particular transaction. Such obligations certainly are not "transfers" of "interests" in shares as envisioned by the governing statute or the terms of 'SS'7.

         (1) The Statutory Framework: 8 Del. C 'SS'202. 'SS'7 of the NCS Charter undoubtedly is intended to be a restriction on the transfer and ownership of securities as permitted by 8 Del C. 'SS'202. Indeed, it is fundamental that any restriction on transfer, to be valid, must be permitted by 'SS'202 or the common law standards it codifies. See, e.g., Standard Scale and Supply Corp. v. Chappel, Del. Ch., 141 A. 191, 196-97 (1928); Greene v. E.H. Rollins & Sons, Inc., Del. Ch., 2 A.2d 249, 251-52 (1938); Tracey v. Franklin, Del. Ch., 61 A.2d 780, 782-84 (1948), aff'd, Del. Supr., 67 A.2d 56
(1949); Lawson v. Household Finance Corp, Del. Supr., 152 A. 723, 727-28
(1930); Joseph E. Seagram & Sons, Inc. v. Conoco, Inc., D. Del., 519 F. Supp. 506, 511-12 (1981). Under 8 Del. C. 'SS'202(a):

                    A written restriction or restrictions on
                    the transfer or registration of transfer
                    of a security of a corporation, or on
                    the amount of the corporation's
                    securities that may be owned by any
                    person or group of persons, if permitted
                    by this section and noted conspicuously
                    on the certificate or certificates
                    representing the security or securities
                    so restricted. . .may be enforced
                    against the holder of the restricted
                    security or securities or any successor
                    or transferee of the holder ....


8 Del. C. 'SS'202(a) (emphasis added). Restrictions "on the transfer or registration of transfer of securities of a corporation . . . may be imposed by the certificate of incorporation or by the bylaws or by an agreement . . . ."
Id. 'SS'202(b). Finally, 'SS'202(c) provides as follows with respect to the general type of restrictions at issue in this case:

          A restriction on the transfer or registration of transfer of securities of a corporation . . . is permitted by this section if it:

          Prohibits or restricts the transfer of the restricted securities to, or the ownership of restricted securities by, designated persons or classes of persons or groups of persons, and such designation is not manifestly unreasonable.

8 Del. C 'SS'202(c)(5).

     It is evident throughout 'SS'202 that the restrictions authorized relate to the transfer of shares and the registration of the transfer of shares.
Aside from outright transfer of securities (i.e., actual sales of shares to a different person), the types of interests that may be registered with the corporation include pledges of stock and various types of joint ownership interests in stock, such as stock held by partnerships, joint tenants, tenants in common, tenants by the entirety or otherwise. Cf. 8 Del. C 'SS'159
("Whenever any transfer of shares shall be made for collateral security, and not absolutely, it shall be so expressed in the entry of transfer if, when the certificates are presented to the corporation for transfer or uncertificated shares are requested to be transferred, both the transferor and the transferee request the corporation to do so."); and 8 Del. C 'SS'217 (discussing the voting rights of pledgors and shares held in various forms of joint ownership). There certainly is nothing in 'SS'202 that authorizes a charter provision that goes as far as to allow restrictions on the stockholders' ability to contract with respect to his or her shares, as Omnicare here argues--and certainly nothing in 'SS'202 or anywhere else that would contemplate the registration by a corporation of such contractual obligations or restraints.

     For example, Omnicare asserts that 'SS'7(a) of the Charter prohibits holders of Class B shares from entering into a voting agreement because, according to Omnicare, the imposition of contractual obligations on how a Class B shareholder could vote "transfers" an "interest" in the Class B shares to the other party to the agreement. See OB at 13-14. However, 'SS'218 of the DGCL expressly authorizes stockholders to enter into voting agreements, and there is nothing in 'SS'202 or 'SS'217 (setting forth the default voting rights of fiduciary pledgors and joint owners of stock) that allows the certificate of incorporation to deprive the stockholders of that power. Similarly, according to Omnicare, 'SS'7(a) of the Charter prohibits the Class B stockholders from granting a proxy with respect to their shares. However, 'SS'212(b) of the DGCL expressly provides that "[e]ach stockholder entitled to vote at a meeting of stockholders . . . may authorize another person or persons to act for such stockholder by proxy . . ." 8 Del. C. 'SS'212(b). There is nothing in the statute that allows the certificate of incorporation to deprive the stockholders of that power.*

     Whether the types of restrictions that Omnicare argues 'SS'7 of the NCS Charter imposes on the Class B stockholders are permissible or not, it is certain that these are not the types of restrictions that 8 Del. C. 'SS'202 envisions or authorizes. And examination of 'SS'7 of the Charter demonstrates that the restrictions it imposes are those envisioned under 8 Del. C. 'SS'202, not the


---------------------
* It is important to note that the issue being addressed are the type of restrictions on shareholder action that a certificate of incorporation may impose on a class of stock, not the type of restrictions that a stockholder may contractually undertake. Contractual obligations are those voluntarily undertaken by a shareholder qua shareholder. Charter restrictions apply to the stock itself and thus apply to the original stockholders and subsequent holders.

types of restrictions that Omnicare argues have been created. In many respects, the operative language of 'SS'7 of the Charter parallels the operative language of 'SS'202 of the statute. At the very least, if 'SS'7 of the Charter were intended to deprive stockholders of rights that otherwise are granted by statute, such an interpretation must be established by clear and convincing evidence. See, e.g., Rohe v. Reliance Training Network, Inc., Del. Ch., C.A. 17992, 2000 Del. Ch. LEXIS 108, at *57-58, Strine, V.C. (July 21, 2000)
(citing Rainbow Navigation, Inc. v. Yonge, Del. Ch., C.A. No. 9432, 1989 Del. Ch. LEXIS 41, at *12, Allen, C. (Apr. 24, 1989) (court will not construe a contract to disable stockholders from exercising statutorily-granted rights "unless that reading of the contract is certain and unambiguous")).

     (2) 'SS'7 of the NCS Charter. Viewed in its entirety, two things are evident about 'SS'7 of the NCS Charter: (1) it is intended to address the type of restriction of "transfer" envisioned by 8 Del. C. 'SS'202, and (2) its principal, if not exclusive, concern is with the transfer of record ownership of the Class B shares--something that a corporation could "register"--from the original holders of those shares to unrelated third parties. Multiple provisions of 'SS'7 of the Charter evidence that it is registered, record ownership of the Class B shares which it controls.

     As already noted, the language of 'SS'7(a) itself focuses on the registration of the transfers of the shares or interest in the shares. That language is not inadvertent: it is because 'SS'7 was never intended to reach-- and cannot reasonably be read to reach--the type of amorphous "interests" that Omnicare argues it reaches. Other provisions in 'SS'7 of the NCS Charter likewise evidence its concern with record or registered ownership, not the creation of contractual rights. These include:

               'SS'7(b) provides that a pledge of shares is not prohibited "provided that such shares may not be transferred to or registered in the name of the pledgee unless such pledgee is a Permitted Transferee"--demonstrating that even a pledge of shares, which clearly grants to the pledgee an interest in the shares pledged, is not of concern to 'SS'7 so long as the pledgee is not the registered owner. More generally, 'SS'7(b) demonstrates that the creation of contractual rights respecting the Class B shares does not involve a prohibited creation of an interest, at least where the contract rights do not involve the types of interests registered on the books of the corporation.

               'SS'7(c)(5) expressly states that the granting of a proxy is not a transfer of "an interest in the shares." In addition to being directly applicable to the Voting Agreement (see supra, pp. 18-21), this provision further evidences that the creation of contractual rights relating to the Class B shares does not involve the transfer of an interest in the shares.

               'SS'7(a)(1), relating to transfers to Permitted Transferees, defines the "Holder" of the shares as the person or entity who is both the record owner and beneficial owner of the shares.

               'SS'7(d) provides that NCS, "as a condition to transfer or registration of transfer of shares of Class B Common Stock," may "require that the record holder" provide proof "that such transferee is a Permitted Transferee"--again evidencing that the transfers which 'SS'7 addresses are transfers that may be registered on the books of NCS.

               'SS'7(h) provides that the NCS board may establish "practices and procedures and promulgate rules and regulations" regarding determinations of whether a transferee is entitled to be "registered" on the books of the corporation.

     Moreover, 'SS'7(a) itself describes transfers, whether relating to a transfer of the shares or a transfer of an interest in the shares, as by "sale, assignment, gift, bequest, appointment or otherwise." Each of these "transfers" involves an actual conveyance by one party to another party of an interest that inheres in the shares in question, not the mere imposition of a contractual constraint on the holder of the shares. See, e.g., Joseph E. Seagram & Sons, Inc. v. Conoco, Inc., D. Del., 519 F. Supp. 506, 513 (1981) (transfer restrictions binding under 8 Del. C. 'SS'202 "only if imposed on the underlying share of stock itself"); Edelman v. Phillips Petroleum Co., Del. Ch., C.A. No. 7899, 1985 Del. Ch. LEXIS 459, at *22, Walsh, V.C. (Feb. 12, 1985) (standstill agreement constitutes restriction not on transferability or registration of the underlying shares but on the holder); see also Providence & Worcester Co. v. Baker, Del. Supr., 378 A.2d 121, 123 (1977) (upholding scaled voting formula because restrictions and limitations were upon the voting rights of stockholders, not on the voting power of the stock); Moran v. Household International, Inc., Del. Supr., 500 A.2d 1346, 1355 (1985) (poison pill rights plan held not to limit voting rights of individual shares).

     Whether or not the "transfers" of "interests" covered by 'SS'7(a) are limited only to those interests which are registrable, it is certain that 'SS'7 principally addresses those types of interests, and any "interests" of concern are possessory interests in the shares themselves, not contract obligations imposed on the shareholders.

     E. Omnicare's arguments are unpersuasive, and incorrect.

        1. Omnicare's mischaracterization of the Voting Agreements

     Much of Omnicare's position is, of necessity, built on mischaracterization of the Voting Agreements. Omnicare portrays the Voting Agreements as "transferring" control of the vote of Class B shares from Outcalt and Shaw to Genesis. OB at 13-14. The Voting Agreements do nothing of the sort. The decision to vote the shares in favor of the NCS/Genesis merger was made by Outcalt and Shaw, not by Genesis. The Voting Agreements do nothing more than contractually obligate Outcalt and Shaw to vote for the merger, and--concomitantly--not to vote for other matters that could undermine consummation of the Merger Agreement or take action that would undermine their ability to vote the shares pursuant to their commitment (such as by transferring the shares). To create a mechanism to enforce the central obligation to vote for the merger, the Voting Agreements grant a proxy to Genesis representatives to vote the shares in accordance with that contractual commitment.

     Similarly, Omnicare mischaracterizes the Voting Agreements as "effect[ing] a transfer of all but the physical possession of Outcalt and Shaw's shares of Class B common stock." OB at

13. Omnicare argues that the Voting Agreements may cause the merger to occur, and that after the merger "there would be no future dividends, no future votes, no future proxies to be given in respect of their Class B shares." OB at 14. Manifestly, the Voting Agreements do not transfer "all but physical possession" of the Class B shares. Most fundamentally, none of the economic interest in the shares is transferred. The right to dividends, the right to the merger consideration and any other economic rights of the shares remain with Outcalt and Shaw. These economic rights are considered critical elements of ownership of shares. See Sundlun v. Executive Jet Aviation Inc., Del. Ch., 273 A.2d 282, 285-86 (1970). Also, the voting obligations imposed upon the B holders are limited to the obligation to vote for the merger and not to vote for a transaction that would undermine their obligation to vote for the merger. The power to vote on all other matters remains with Outcalt and Shaw, and the decision to vote for the merger (and contractual commitment not to change that determination) was made by Outcalt and Shaw, not NCS or Genesis, when these Class B stockholders entered into the Voting Agreements. The contractual rights of Genesis (and NCS) under the Voting Agreements are limited in substance to a particular transaction and limited in time, as described above.

         Omnicare's rhetorical characterization is also flawed logically. The elimination of the Class B shares is not caused by the Voting Agreements; it may be caused by the NCS/Genesis merger. And no one has suggested that the merger involves a prohibited "transfer" of an "interest" in the Class B shares. The merger is a transaction indisputably permitted by the NCS Charter. Moreover, Omnicare's argument, if accepted, would turn the determination of whether there is a transfer of interest not on the terms of the Voting Agreements, but on facts extrinsic to those agreements. Indeed, if the existence of a transfer turned on the fact that Outcalt and Shaw, together, have the voting power to cause the merger, it would follow that neither Outcalt nor Shaw, acting alone, would have committed a prohibited "transfer" of their shares by entering into the Voting Agreements because neither alone had the power to cause the merger to occur. Yet, it is absurd to suggest that the transfer restrictions in the NCS Charter could turn upon the number of shares subject to the agreement in question, or that two Class B stockholders have entered into agreements that alone would not constitute a transfer, but together do involve a transfer. What is a transfer for one share is also a transfer for all the shares, and what is not a transfer for one share is not a transfer for all the shares. In this case, the Voting Agreements, whether executed by a Class B stockholder holding one share or Class B stockholders holding a majority of the voting power, are not prohibited transfers.

         2. Omnicare's assertion that Outcalt and Shaw received "substantial additional consideration"

         At the very beginning of its argument, Omnicare asserts, without citation to any evidence, that the purpose of the transfer restrictions in 'SS'7 of the NCS Charter is to prevent the Class B stockholders from transferring their shares to someone "who would pay a premium only to Class B holders" and that Outcalt and Shaw "obtained substantial additional consideration" by entering into the Voting Agreements. OB at 12. Omnicare not only ignores the central fact that the NCS/Genesis merger agreement provides the same consideration for all shares-Class A and Class B alike (Ex. D at 2.1 'SS'
(b)) - but also engages in gross distortion by claiming that Outcalt and Shaw "obtained substantial additional consideration."

         The falsity of Omnicare's claim is manifest from the very descriptions in the proxy, statement/prospectus to which Omnicare refers. See OB at 12 n.8. Outcalt's entitlement to two payments of $200,000 (his current base salary) derives from his entitlement to salary continuation payments previously agreed to by NCS in September 1999, long before NCS' entry into discussions with Genesis. Ex. J at 54-55. Outcalt's and Shaw's entitlement to a $200,000 "Executive Officer Bonus" on closing of the merger (also referred to by the parties as a "success fee") derives from an NCS board resolution in September 2001 (also long before any discussions between Genesis and NCS) granting bonuses in lieu of semi-annual retention payments made to other employees. Id. at 56. The only "new" item is a four-year post-merger consulting agreement between Outcalt and Genesis (as the new parent corporation), providing for an annual fee of $175,000 per year. Id. at 55. Outcalt's NCS stock ownership was worth in excess of $5.8 million at the time of the transaction, and Shaw's was worth in excess of $1.8 million.* Thus, quite obviously, the economic interests of Outcalt and Shaw represented by their NCS stock ownership - and thus their incentive to maximize the share value - dwarf any such payments by a very large margin. It is equally clear that, contrary to the assertions in Omnicare's Opening Brief, neither Outcalt nor Shaw has personally benefited in the short-term by preferring Genesis' definitive merger agreement to Omnicare's invitation to recommence due diligence and negotiations with it. For Outcalt, Omnicare's July 26 indication of interest suggested the possibility of an additional $5.1 million for his shares (not including his options).** For Shaw, the additional consideration would have been approximately $1.6 million (also not including options). These amounts dwarf the benefits that Omnicare falsely claims were obtained by Outcalt and Shaw by entering into the Voting Agreements. In all events, Omnicare cannot seriously contend that 'SS'7 of the NCS Charter was intended to preclude Outcalt, Shaw or anyone else from entering into an employment agreement with either Genesis or any company that merges with or acquires NCS.

--------------

* Based on the $16 per share closing price of Genesis common stock on July 26, 2002, the 0.1 merger exchange ratio and NCS common stock ownership of 3,678,149 shares for Outcalt, and 1,170,039 shares for Shaw. See Exhibits A to Exs. B-C.

** Based on the difference between Omnicare's $3 cash per share indication of interest and the $1.60 per share value of the Genesis merger consideration as of July 26, based on the closing price of Genesis common stock on that day.

         3.   Omnicare's reliance on the definition of "beneficial ownership"

         Equally unavailing is Omnicare's reference to the definition of "beneficial ownership" in 'SS'7(g) as including "`possession of the power to vote or to direct the vote . . . of the shares of Class B common stock,' which Messrs. Outcalt and Shaw clearly have transferred to Genesis." OB at 13-14. The Voting Agreements do not cause Genesis to "possess" the power to vote or direct the vote of the Class B shares. That power and that direction were exercised by Outcalt and Shaw in determining to agree to vote their shares in favor of the NCS/Genesis merger and to grant Genesis a proxy to vote their shares as they so agreed.

         The holder of a proxy certainly does not "possess" the power to control the vote of the shares. The proxy itself is nothing but a delegation of the authority to cast the vote, in this case ministerially limited to a particular transaction and limited in time. See 8 Del. C. 'SS'212(b) ("Each stockholder entitled to vote at a meeting of stockholders . . . may authorize another person or persons to act for such stockholder by proxy. . ."). In any event, the grant of the proxy is specifically defined as not being a transfer of an interest in the shares (per 'SS'7(c)(5) of the NCS Charter), a proposition that is in accord with the overall meaning of the transfer restrictions.

         The very purpose of the beneficial ownership definition also demonstrates the illogic of Omnicare's overall position. As noted above, the Charter prohibits shares to be held of record by someone other than the beneficial owner of the shares (see Ex. A 'SS'7(e)); in a case where the shares are held of record by someone other than the beneficial owner, the beneficial owner can apply to the corporation to have the shares registered in the name of the beneficial owner. Id. Thus, the purpose of this definition is to determine when shares must be registered in the name of the person who has beneficial ownership; the result of being found to be a beneficial owner is to require that the shares be registered in the name of such person. The type of possessory power to control the vote envisioned by this definition of beneficial ownership is necessarily a power so substantial and complete that it would justify registering the possessor of that power as the owner of the shares on the books of the corporation. A party who has a contract right to require the owner of the shares, for a specified period to vote for a specified transaction, does not have the type of possessory power to control the vote of the shares which could justify registering the shares in the name of that party. The owner of the shares who has contractually committed to voting them remains the beneficial owner and is the party appropriately identified on the corporation's books as the owner.

IV. THE VOTING AGREEMENTS DO NOT CONSTITUTE A "TRANSFER OF SHARES OF CLASS B COMMON STOCK" UNDER THE CONVERSION PROVISION OF 'SS'7(d) OF THE NCS CHARTER

         The admitted objective of Omnicare's claim is to convert the existing capital and voting structure of NCS, based on its invocation of 'SS'7(d) of the Charter which provides that "[a]ny purported transfer of shares of Class B Common Stock other than to a Permitted Transferee shall automatically, without any further act or deed on the part of the Corporation or any other person, result in the conversion of such shares into shares of Class A Common Stock on a share-for-share basis, effective on the date of such purported transfer." On no view does 'SS'7(d) support the conversion of the capital structure of NCS, as Omnicare here seeks.

         Omnicare simply (again) ignores that the conversion provision of 'SS'7(d) is importantly narrower than the limitation on transfer contained in 'SS'7(a). 'SS'7(a) applies to a transfer of "shares of Class B Common Stock or any interest therein." 'SS'7(d) applies only to a "purported transfer of shares of Class B Common Stock"-not of any interest therein. Omnicare has not even argued, because it cannot, that the Voting Agreements constituted a transfer of the Class B shares themselves-as distinct from any interest therein.

     Indeed, it is doubtful that an automatic conversion upon such a "transfer" of the sort claimed here by Omnicare would be permissible under 8 Del. C 'SS' 202 even if 'SS'7(d) were thought to reach so far.* Automatic conversion triggered by a class of transactions that cannot be unambiguously defined is inherently unreasonable and would act as a forfeiture in situations where a transfer was not intended. Such a conversion is neither sanctioned by 8 Del. C. 'SS'202 nor consistent with the common law that abhors such forfeitures. See supra at pp.15-16.

     Thus, even if it is thought that some aspect of the Voting Agreements contravened the limitations on transfer in 'SS'7(a), there is no warrant under 'SS'7(d) to inflict the penalty of conversion of the Class A shares to Class B shares. As previously noted, there are any number of possible scenarios under which the Voting Agreements may be terminated short of consummation of the NCS/Genesis merger via a termination of the merger agreement in accordance with its terms. See supra at pp.10-11. Regardless of the likelihood of these circumstances occurring, there is no basis for the Court to rule - as Omnicare demands - that the Class B shares owned by Outcalt and Shaw have unintentionally converted for all time and for all purposes into Class A shares.

-------------------
* According to a leading treatise on Delaware corporate law, the validity under 8 Del. C. 'SS'202 of provisions of a certificate of incorporation that cause an automatic conversion of shares upon their transfer in contravention of transfer restrictions has not been resolved. Rodman Ward, Jr., et al., Folk on the Delaware General Corporation Law 'SS'202.5 at GCL-VI-21. In Lacos Land Co. v. Arden Group, Inc., this Court enjoined a stockholder vote on a charter amendment that would have created a class voting structure that included both restrictions on the transfer of the high-voting class of stock and also automatic conversion on a prohibited transfer. Del. Ch., 517 A.2d 271, 275-76 (1986). None of the provisions of the proposed amendment were challenged by the plaintiff, who sought to avoid the creation of the high-voting class, and the Court stated in dictum: "each of the significant characteristics of the [high-voting stock] is in principle a valid power or limitation of common stock." Id. at 275. However, the automatic conversion provision in that case only applied to the actual transfer of the high-voting stock, not to the transfer of some "interest" in the stock. Id. at 274.

V.   OMNICARE AND THE CLASS PLAINTIFFS ARE NOT ENTITLED
     TO A SUMMARY, FINAL JUDGMENT ON COUNT I OF THEIR
     AMENDED COMPLAINTS

     When one party moves for summary judgment, the Court may award summary judgment to the other party, regardless of whether the other party moves for summary judgment. Continental Ins. Co. v. Rutledge & Co., Del. Ch., C.A. No. 15539, 2000 Del. Ch. LEXIS 40, at *2, *6 n.3, Chandler, C. (Feb. 15, 2000)
("Chancery Court Rule 56 gives that court the inherent authority to grant summary judgment sua sponte against a party seeking summary judgment . . . when the `state of the record is such that the non-moving party is clearly entitled to such relief.'") (quoting Stroud v. Grace, Del. Supr., 606 A.2d 75, 81
(1992)). In this case, Genesis submits that summary judgment should be entered that (i) the transfer limitations in 'SS'7 of the NCS Charter clearly do not preclude a Class B stockholder from entering into a contract with the terms of the Voting Agreements and (ii) the automatic conversion provisions of 'SS'7(d) of the Charter do not apply to a transfer of interest in the Class B shares, as distinct from a transfer of the shares. However, whether summary judgment is granted for defendants, it is clear that Omnicare has not carried its burden of establishing its entitlement to summary judgment.

     If the NCS Charter were not construed so as to deem the Voting Agreements not to be a prohibited "transfer," there would be a profound ambiguity as to what "interests" would be covered by such a prohibition. The only extrinsic evidence offered on this motion is that NCS and the Class B stockholders, the only parties to the "contract" in question, did not intend or understand the Charter prohibition to apply to the Voting Agreements or the types of contractual provisions those Agreements contain. In the absence of any extrinsic evidence to rebut that evidence (and Omnicare offers none), that unrebutted evidence further supports summary judgment for defendants. It most assuredly precludes summary judgment for Omnicare. See Williams Natural Gas Co. v. Amoco Prod. Co., Del. Ch., C.A. No. 7946, 1994 Del. Ch. LEXIS

123, at *21, Jacobs, V.C. (July 19, 1994) ("to prevail on its motion for summary judgment, [the moving party] must show that either (a) the contracts are unambiguous[] . . . or (b) if the contracts are ambiguous, that the uncontroverted extrinsic evidence compels the adoption of [the moving party's] argued-for interpretation."); Modern Telecomm., Inc. v. Modern Talking Pictures Serv., Del. Ch., C.A. No. 8688, 1987 Del. Ch. LEXIS 438, at *9-10, Jacobs, V.C. (May 27, 1987) (meaning of contractual terms cannot be resolved on summary judgment if the contract is ambiguous and the extrinsic evidence is in conflict).

                                   CONCLUSION

     For all of the foregoing reasons, Omnicare's and the class plaintiffs' motions for summary judgment on Count I of their respective amended complaints should be denied, and summary judgment on those Counts should be entered for defendants.

                                        YOUNG CONAWAY STARGATT
                                        & TAYLOR LLP


                                        /s/ David C. McBride
                                        -----------------------------
                                        David C. McBride
                                        Bruce L. Silverstein
OF COUNSEL:                             Christian Douglas Wright
                                        Adam W. Poff
Paul Vizcarrondo, Jr.                   The Brandywine Building
Theodore N. Mirvis                      1000 West Street, 17th Floor
John F. Lynch                           P.O. Box 391
Lauryn P. Gouldin                       Wilmington, DE 19899-0391
WACHTELL, LIPTON, ROSEN & KATZ          (302) 571-6600
51 West 52nd Street
New York, NY 10019                      Attorneys for Defendants Genesis Health
(212) 403-1000                          Ventures, Inc. and Geneva Sub, Inc.

DATED: October 17, 2002

                             CERTIFICATE OF SERVICE

     I, Christian Douglas Wright, hereby certify that I caused copies of the foregoing Answering Brief Of Defendants Genesis Health Ventures, Inc. And Geneva Sub, Inc. In Opposition To Plaintiff Omnicare, Inc.'s And The Class Plaintiffs' Motions For Summary Judgment On Count I Of Their Complaints, to be served by hand delivery on October 17, 2002, upon the following counsel of record:

Carmella P. Keener, Esquire                     Edward P. Welch, Esquire
Rosenthal, Monhait, Gross & Goddess, P.A.       Skadden, Arps, Slate, Meagher & Flom LLP
Mellon Bank Center, Suite 1401                  One Rodney Square
Wilmington, DE 19801                            P.O. Box 636
                                                Wilmington, DE 19801

Jon E. Abramczyk, Esquire                       Michael A. Weidinger, Esquire
Morris, Nichols, Arsht & Tunnell                Morris, James, Hitchens & Williams LLP
1201 North Market Street                        222 Delaware Avenue, 10th Floor
P.O. Box 1347                                   P.O. Box 2306
Wilmington, DE 19801                            Wilmington, DE 19801

Robert J. Kriner, Jr., Esquire                  Donald J. Wolfe, Jr., Esquire
Chimicles & Tikellis LLP                        Potter Anderson & Corroon LLP
One Rodney Square                               1313 N. Market Street
P.0. Box 1035                                   Wilmington, DE 19801
Wilmington, DE 19899

                                              /s/ Christian Douglas Wright
                                        ----------------------------------------
                                                Christian Douglas Wright